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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SUPERIOR OFFSHORE INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
86825Q104
(CUSIP Number)
R. Joshua Koch, Jr., Manager
Schaefer Holdings GP, LLC
c/o Superior Offshore International, Inc.
400 S. College Road, Suite 301
LaFayette, Louisiana 70503
Telephone: (337) 233-5933
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Mr. William S. Anderson
Bracewell & Giuliani LLP
South Tower Pennzoil Place
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
Telephone: (713) 221-1122
Fax: (713) 437-5370
April 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits.
SIGNATURE
Index to Exhibits
Joint Filing Agreement
Lock-Up Agreement - Schaefer Holdings, LP
Lock-Up Agreement - Louis E. Schaefer, Jr.
Lock-Up Agreement - R. Joshua Koch, Jr.
Registration Rights Agreement
Restricted Stock Agreement

CUSIP No.	86825Q104

1	NAMES OF REPORTING PERSONS: Schaefer Holdings, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,409,167

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,409,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,409,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	86825Q104

1	NAMES OF REPORTING PERSONS: Schaefer Holdings GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,409,167

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,409,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,409,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (LLC)

CUSIP No.	86825Q104

1	NAMES OF REPORTING PERSONS: Louis E. Schaefer, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		9,402,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,409,167

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,402,500

WITH	10	SHARED DISPOSITIVE POWER:

		2,409,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,811,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	46.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	86825Q104

1	NAMES OF REPORTING PERSONS: R. Joshua Koch, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		513,333

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,409,167

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		513,333

WITH	10	SHARED DISPOSITIVE POWER:

		2,409,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,922,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
     This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Superior Offshore International, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 900 S. College Road, Suite 301, Lafayette, Louisiana 70503.
Item 2. Identity and Background
     This Schedule 13D is being filed on behalf of Schaefer Holdings, LP, a Texas limited partnership (the “Partnership”), Schaefer Holdings GP, LLC, a Texas limited liability company (the “General Partner”), Mr. Louis E. Schaefer, Jr. (“Mr. Schaefer”) and Mr. R. Joshua Koch, Jr. (“Mr. Koch,” and together with the Partnership, the General Partner and Mr. Schaefer, the “Reporting Persons”), each of whose business address is 9301 Lambright Road, Houston, Texas 77075.
     The General Partner is the sole general partner of the Partnership. The General Partner is managed by its sole manager, Mr. Koch. Mr. Koch’s present occupation is the Senior Vice President, General Counsel and Secretary of the Issuer. Mr. Koch is a citizen of the United States of America.
     Mr. Schaefer is the sole member of the General Partner. Mr. Schaefer’s present principal occupation is Chairman of the Board of the Issuer. Mr. Schaefer is a citizen of the United States of America.
     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
     During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Partnership acquired 3,709,167 shares of Common Stock upon the completion of the merger of Superior Offshore International, L.L.C., a Louisiana limited liability company (“Superior LLC”), with and into the Issuer effective on April 18, 2007 (the “Merger”). Prior to the Merger, the Partnership owned 250 membership interests in Superior LLC. On April 25, 2007, pursuant to a Purchase Agreement dated April 19, 2007 among the Issuer, the Partnership, Mr. Schaefer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan

Securities Inc., as representatives (the “Representatives”) of the several underwriters named therein (the “Purchase Agreement”), the Partnership sold 1,300,000 shares of Common Stock in connection with the initial public offering of the Issuer (the “Offering”). Upon the completion of the Offering, the Partnership owned 2,409,167 shares of Common Stock. The General Partner has full, exclusive and complete discretion in the management and control of the affairs and business of the Partnership, and therefore is deemed to beneficially own the shares of Common Stock owned by the Partnership. As the sole manager of the General Partner, Mr. Koch possesses voting and investment power with respect to the 2,409,167 shares of Common Stock held by the Partnership. As sole member of the General Partner, Mr. Schaefer may be deemed to beneficially own the 2,409,167 shares of Common Stock owned by the Partnership.
     Mr. Schaefer acquired 11,127,500 shares of Common Stock that he owned directly upon the completion of the Merger. Prior to the Merger, Mr. Schaefer owned 750 membership interests in Superior LLC. On April 25, 2007, Mr. Schaefer sold 1,725,000 shares of Common Stock in the Offering. Upon the completion of the Offering, Mr. Schaefer directly owned 9,402,500 shares of Common Stock.
     Mr. Koch acquired the 513,333 shares of Common Stock that he owns directly in the form of a grant of restricted stock on April 19, 2007. The restricted stock was awarded to Mr. Koch as incentive compensation under the Issuer’s 2007 Stock Incentive Plan (the “Stock Incentive Plan”) and will vest in equal installments over a four-and-a-half-year period beginning on October 25, 2007 and then on the first, second, third and fourth anniversaries of that date.
Item 4. Purpose of Transaction
     The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes. Each of the Reporting Persons expect to perform their own respective evaluations on an ongoing basis of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Depending on such review, and subject to the conditions below, each of the Reporting Persons may make additional purchases or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities and/or may cause the Partnership or General Partner to distribute in kind to their respective partners or members, as the case may be, Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Lock-Up Agreements (described in Item 6 below), (ii) any applicable limitations imposed on the sale of the Common Stock held by the Reporting Persons by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable law and (iii) in the case of Mr. Koch, the restrictions contained in the Restricted Stock Agreement (described in Section 6 below) governing the shares of Common Stock that he owns directly and in the Stock Incentive Plan. In addition, Mr. Schaefer and Mr. Koch may acquire additional shares of Common Stock as incentive compensation under the Stock Incentive Plan or other similar plans that may be adopted by the Issuer in the future.

     Except as set forth elsewhere in this Schedule 13D, the Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors of the Issuer or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of the foregoing. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.
Item 5. Interest in Securities of the Issuer
     (a) Number of Shares/Percentage of Class Beneficially Owned. As of April 27, 2007, the Reporting Persons beneficially own a total of 12,325,000 shares of the Issuer’s Common Stock, which represent approximately 48.0% of the outstanding shares of Common Stock, based on 25,666,667 shares of Common Stock outstanding as of April 27, 2007.
     (b) Nature of Ownership. The Reporting Persons have shared power to vote and direct the disposition of 2,409,167 shares reported as beneficially owned by the Reporting Persons. Mr. Schaefer has sole power to vote and direct the disposition of 9,402,500 shares reported as beneficially owned by him. Subject to the restrictions contained in the Restricted Stock Agreement and in the Stock Incentive Plan, Mr. Koch has sole power to vote and direct the disposition of 513,333 shares reported as beneficially owned by him.
     (c) Recent Transactions. Except as described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this statement.
     (d) Rights to Dividends or Proceeds. Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Lock-Up Agreements
     On April 19, 2007, each of the Partnership, Mr. Schaefer and Mr. Koch entered into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with the Representatives pursuant to which each of the Partnership, Mr. Schaefer and Mr. Koch has agreed, subject to certain exceptions, not to offer or sell any shares of Common Stock or securities convertible or exchangeable or exercisable for shares of Common Stock for a period of at least 180 days from April 19, 2007 without the prior written consent of the Representatives. The Lock-Up Agreements with the Partnership, Mr. Schaefer and Mr. Koch are attached hereto as Exhibits B, C and D, respectively.
     The description of the Lock-Up Agreements is qualified in its entirety by reference to the complete agreements, which are incorporated herein by reference and attached to this Schedule 13D as exhibits pursuant to Item 7.
Registration Rights Agreement
     On April 19, 2007, the Issuer, Mr. Schaefer and the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, holders of at least 10% of the registrable securities subject to the agreement may require the Issuer to file a registration statement under the Securities Act, to register the sale of shares of Common Stock, subject to certain limitations. Mr. Schaefer and the Partnership may request a total of three such registrations and only one in any six-month period. Mr. Schaefer and the Partnership also have the right to cause the Issuer to register their registrable securities on Form S-3, when it becomes available to the Issuer. In addition, if the Issuer proposes to register securities under the Securities Act, then Mr. Schaefer and the Partnership will have “piggyback” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that the Issuer registers their registrable securities. There is no limit to the number of these “piggyback” registrations in which Mr. Schaefer and the Partnership may request their shares be included. The Issuer generally will bear the registration expenses incurred in connection with registrations. The Issuer has agreed to indemnify Mr. Schaefer and the Partnership against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the Registration Rights Agreement. These registration rights will terminate, with respect to any holder, on the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act and such registrable securities represent less than one-percent of all outstanding shares of our capital stock. The Registration Rights Agreement is attached hereto as Exhibit E.
     The description of the Registration Rights Agreement is qualified in its entirety by reference to the complete agreement, which is incorporated herein by reference and attached to this Schedule 13D as an exhibit pursuant to Item 7.
Restricted Stock Agreement
     On April 19, 2007, Mr. Koch entered into a restricted stock agreement (the “Restricted Stock Agreement”) with the Issuer pursuant to which he received 513,333 shares of restricted Common Stock. The restricted stock was awarded to Mr. Koch as incentive compensation under the Stock Incentive Plan and will vest in equal installments over a four-and-a-half-year period beginning on October 25, 2007 and then on the first, second, third and fourth anniversaries of that date. The shares of restricted Common Stock awarded under Restricted Stock Agreement are subject to the restrictions contained therein and in the Stock Incentive Plan. The Restricted Stock Agreement is attached hereto as Exhibit F.
     The description of the Restricted Stock Agreement is qualified in its entirety by reference to the complete agreement, which is incorporated herein by reference and attached to this Schedule 13D as an exhibit pursuant to Item 7.
Item 7. Material to be Filed as Exhibits.
     Exhibit A – Joint Filing Agreement
     Exhibit B – Lock-Up Agreement (Schaefer Holdings, LP)
     Exhibit C – Lock-Up Agreement (Louis E. Schaefer, Jr.)
     Exhibit D – Lock-Up Agreement (R. Joshua Koch, Jr.)
     Exhibit E – Registration Rights Agreement
     Exhibit F – Restricted Stock Agreement

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, both of the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.
Date: April 27, 2007

SCHAEFER HOLDINGS, LP
By:	Schaefer Holdings GP, LLC,
its general partner

By:	/s/ R. Joshua Koch, Jr.
R. Joshua Koch, Jr.
Manager

SCHAEFER HOLDINGS GP, LLC
By:	/s/ R. Joshua Koch, Jr.
R. Joshua Koch, Jr.
Manager

/s/ Louis E. Schaefer, Jr.
Louis E. Schaefer, Jr.

/s/ R. Joshua Koch, Jr.
R. Joshua Koch, Jr.

Index to Exhibits
     Exhibit A — Joint Filing Agreement
     Exhibit B — Lock-Up Agreement (Schaefer Holdings, LP)
     Exhibit C — Lock-Up Agreement (Louis E. Schaefer, Jr.)
     Exhibit D — Lock-Up Agreement (R. Joshua Koch, Jr.)
     Exhibit E — Registration Rights Agreement
     Exhibit F — Restricted Stock Agreement